**Exhibit 99.1**

**JOINT FILING AGREEMENT**

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of August 14, 2026.

**PureTech Health plc**

By: /s/ Robert Lyne
Name: Robert Lyne
Title: Chief Executive Officer

**PureTech Health LLC**

By: /s/ Robert Lyne
Name: Robert Lyne
Title: Chief Executive Officer

**PureTech LYT, Inc.**

By: /s/ Robert Lyne
Name: Robert Lyne
Title: Chief Executive Officer